UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
MIDDLEFIELD BANC CORP

(Name of Issuer)
Common Stock, Without Par Value

(Title of Class of Securities)
596304204

(CUSIP Number)
Frederick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
7/30/2019

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670980101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 179,604
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 179,604
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,604
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.52%
14.	TYPE OF REPORTING PERSON (see instructions) IA

Item 1.  Security and Issuer.
This statement relates to the shares of common stock, without par value ("Shares"), of (MBCN) Middlefield Banc Corp (the "Issuer"). The address of the Issuer is 15985 East High Street, Middlefield, Ohio 44062.
Item 2.  Identity and Background.
Ancora Holdings Inc. is the parent company of three investment advisors registered with the SEC under the Investment Advisers Act of 1940, as amended: Ancora Advisors, LLC; Ancora Family Wealth Advisors; and Ancora Retirement Plan Advisors (collectively, the "Ancora RIAs"). This statement is filed by Ancora Advisors, LLC and includes, if applicable, Shares that may be held by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (the "Ancora Family of Mutual Funds"), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.
Ancora Advisors, LLC has the power to vote and dispose of the Shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP and the Ancora Family of Mutual Funds, and the other Ancora RIAs have the power to vote and dispose of the Shares owned by their investment clients. Ancora Advisors, LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
Other than as disclosed immediately below, during the last five years Ancora Advisors, LLC, as  the Reporting Person, has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors, LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.
Item 3.  Source or Amount of Funds or Other Consideration.
Ancora Advisors, LLC owns no Shares directly but Ancora Advisors may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.
Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, the Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase Shares of the Issuer.
 Item 4.  Schedule 13D Disclosure.
This is Ancora Advisors, LLC's initial Schedule 13D filing. The Shares covered by this Schedule 13D were acquired for investment purposes in the ordinary course of business.

Ancora Advisors, LLC purchased shares based on its belief that the value of the Issuer is in excess of the current market price. It plans to engage management and members of the Board of Directors in dialogue about the Issuer’s performance, operations, and capital and management structure. Ancora Advisors may discuss ideas that, if effectuated, may result in any of the following: changes in the Board or management of the Issuer and/or a sale or transfer of a material amount of assets of the Issuer. Its intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Shares for all shareholders. Ancora Advisors reserves the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer. In each case, in the open market or in privately negotiated transactions, to the extent deemed advisable by Ancora Advisors in light of general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.  Interest in Securities of the Issuer.
The following list sets forth the aggregate number and percentage (based on 3,256,721 Shares outstanding on May 7, 2019) of outstanding Shares owned beneficially by the Reporting Person:
Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	850	0.03
Ancora Funds & Partnerships (2)	126,533	3.89
Ancora SMA (3)	52,221	1.60
TOTAL	179,604	5.52
(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.
(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, and Ancora Catalyst Fund LP, for which Ancora Advisors, LLC is the General Partner. Ancora Advisors, LLC acts as the discretionary portfolio manager for the above-referenced entities.
(3) These Shares are owned by investment clients of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Each applicable Ancora RIA disclaims beneficial ownership of such Shares.
The transactions in the Shares by the Reporting Person during the past 60 days are set forth in Exhibit A and are incorporated herein by reference. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. All transactions in the Shares were made in the open market.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A - Relevant Transactions in Shares
Exhibit B - Letter to Issuer Dated August 8, 2019
Exhibit C - Letter to Issuer Dated May 8, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Frederick DiSanto
Frederick DiSanto
Chairman and Chief Executive Officer

August 8, 2019

Exhibit A: "Relevant Transactions in Shares" (prior 60 days).
Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares	Where and How Effected
6/6/2019	BUY	450	$ 40.28	Open Market
6/28/2019	BUY	26,257	$ 41.03	Open Market
7/1/2019	BUY	600	$ 42.20	Open Market
7/2/2019	BUY	715	$ 41.01	Open Market
7/3/2019	BUY	1,881	$ 40.78	Open Market
7/5/2019	BUY	150	$ 40.99	Open Market
7/8/2019	BUY	2,970	$ 41.03	Open Market
7/9/2019	BUY	3,177	$ 41.02	Open Market
7/10/2019	BUY	6,219	$ 41.07	Open Market
7/11/2019	BUY	1,806	$ 41.38	Open Market
7/17/2019	BUY	1,000	$ 40.32	Open Market
7/30/2019	BUY	23,550	$ 41.44	Open Market

Exhibit B: Ancora’s August 8, 2019 Letter to: Middlefield Banc Corp. Board of Directors

August 8, 2019

Middlefield Banc Corp.
15985 East High Street, P.O. Box 35
Middlefield, Ohio 44062
Middlefield Banc Corp. Board of Directors:
Ancora currently owns 179,604 shares representing 5.52% of the shares outstanding making Ancora one of Middlefield’s largest shareholders. We are writing in response to the letter we received from Mr. Skidmore dated June 6, 2019, which was in response to the May 8, 2019 letter Ancora sent to the Board (attached as an exhibit here for further reference). We are disappointed by the Board’s response and believe it does not have the best interest of shareholders in mind given the significant disconnect between the Bank’s private market value and the current market value of the Company’s shares (or the 52 week moving average price of $43.47). We are confident that there would be multiple buyers of the Bank and estimate Middlefield’s private market value to be in the range of $65 - $75 representing a premium of ~50% - 70% to the 52 week moving average price.
Mr. Skidmore indicated the Board is focused on its responsibility to maximize value to shareholders and details how the Board evaluates the Bank’s three-year strategic plan on a regular basis. While we applaud the Board for undertaking this process, we do however believe the Bank and shareholders are in a challenging situation given we are in the later stages of an economic cycle and loan growth and profit maximization will require hypervigilance by a senior management team that we believe may no longer be up to the task.  Given this situation, we urge the Board to immediately initiate a strategic review process in order to evaluate the Bank’s value in a sale compared to the Bank’s strategic plan. Once complete, the Board should pursue whichever option produces the best risk adjusted outcome that maximizes value for all shareholders.
Although we believe the best path forward for the Bank is a sale to a larger, more liquid partner at a significant premium to today’s price, if the Board is unwilling to pursue a sale, then we believe significant change in senior leadership (including the CEO) will be needed to deliver acceptable returns on shareholder capital.  We are more than willing to meet with the Board directly to discuss our thoughts here in greater detail.

Sincerely,
Fred DiSanto
Chief Executive Officer and Executive Chairman
Ancora Advisors LLC

Exhibit C: Ancora's May 8, 2019 Letter to: Middlefield Banc Corp. Board of Directors

May 8, 2019

Sent via certified mail
Middlefield Banc Corp.
15985 East High Street, P.O. Box 35
Middlefield, Ohio 44062
Middlefield Banc Corp. Board of Directors:
Ancora is a long-term shareholder of Middlefield Banc Corp. (“Middlefield”, “MBCN” or the “Bank”). We are writing this letter to voice our displeasure with MBCN’s persistent share price underperformance and the lack of urgency in addressing this issue. It is clear to us that the market has not rewarded the Bank for its strategy and at the time of drafting this letter, the Bank is at risk of being dropped from the Russell index, which will likely result in a meaningful share price decline.  If that should occur it would serve to only further disconnect Middlefield’s valuation from the intrinsic value of the Bank based on a sale to a larger, more liquid strategic partner.
During an October 2018 conversation we had with Middlefield CEO Tom Caldwell, he remarked that one of the Bank’s larger shareholders had told Mr. Caldwell that the Bank has “earned its independence”.  It was clear that Tom agreed with this shareholder’s opinion.  Let us be clear, our opinion is quite to the contrary.  The only way to truly earn independence is to perform, and that performance must be something that the shareholders benefit from, the most obvious metric being total shareholder return (“TSR”).  As we will demonstrate below, Middlefield’s TSR has underperformed its peers over just about every relevant time period.
(1) Source: FactSet
(2) Midwest Banking Peers includes: BFC, BFIN, BWB, CIVB, CZWI, FBIZ, FMAO, FMNB, FSFG, HLAN, ICBK, LCNB, LEVL, MBTF, MCBC, MFNC, MFSF, SBFG, WSBF
(3) Company Selected Proxy Peers includes: ACNB, ASRV, CBFV, CZNC, CZFS, CIVB, CLDB, FMAO, FKYS, FSFG, FRAF, HFBC, KTYB, LCNB, MFNC, MBTF, MPB, MVBF, NWIN, OVBC, ORRF, PWOD, PFBI, SBFG
The chart above shows a TSR comparison over the 1, 3, and 5 year time periods with Middlefield’s TSR vs. relative market/bank indices and a comparison against a peer group of Midwest Banking peers with total assets between $1 - $2.5 billion, and the Bank’s peer group utilized in the 2019 proxy.

We would assume the Bank’s TSR underperformance is equally frustrating to you since in general, MBCN has reported solid operating performance on a quarterly basis. The chart below illustrates the Bank’s earnings per share compared to consensus estimates. Over the past ten quarters MBCN has posted a positive earnings surprise 70% of the time.
(4) Source: Capital IQ
We believe MBCN’s consistent quarterly earnings beats should have resulted in material share price outperformance. However, the Bank’s stock performance has been disappointing for the past two plus years despite beating earnings estimates 7 of the last 10 quarters. As you can see from the stock chart below, MBCN’s stock price has been range bound between $40 - $50 for the better part of this time period. The stock price has been particularly weak since mid-2018 even though the Bank beat earnings in Q2, Q3, and Q4 of 2018.
(5) Source: Capital IQ
Middlefield is currently trading at 1.16x tangible book value which is the second lowest trading multiple in the Midwest Banking peer group, and at 10.4x LTM earnings, MBCN is valued at the third lowest P/E multiple in the peer group.  The valuation gap between MBCN and their peers is a clear indication that the market is not rewarding the Bank for its strategy and operating performance.

Midwest Banking Peer Group - Total Assets between $1B - $2.5B (SNL)

Institution Name	Ticker	State	Price	Market Cap	Total Assets	LTM Results P / TBV	P / E	ROAA	ROAE	TCE Ratio	Eff. Ratio	NIM	Loans/ Deposits	Insid. Own
Middlefield Banc Corp.	**MBCN**	**OH**	**$40.75**	**$132.7**	**$1,280.9**	**1.16x**	**10.43x**	**1.1**	**10.1**	**9.0**	**63.1**	**3.8**	**96.6**	**6.8**
Bank First National Corporation	BFC	WI	$68.60	$451.2	$1,805.4	2.78x	15.67x	1.4	14.8	9.1	53.7	3.8	91.0	13.9
BankFinancial Corporation	BFIN	IL	$15.41	$239.1	$1,545.0	1.37x	13.04x	1.2	10.1	11.4	69.1	3.5	99.1	5.9
Bridgewater Bancshares	BWB	MN	$11.16	$335.9	$2,048.1	1.47x	11.33x	1.5	13.1	11.2	45.9	3.7	104.6	16.9
Citizens Community Bancorp	CZWI	WI	$11.76	$129.2	$1,326.6	1.30x	30.59x	0.3	3.0	7.7	70.9	3.5	98.9	6.0
Civista Bancshares, Inc.	CIVB	OH	$22.79	$355.6	$2,139.0	1.73x	17.08x	0.8	6.5	10.0	63.3	4.1	98.9	4.3
County Bancorp, Inc.	ICBK	WI	$18.50	$124.1	$1,491.4	0.86x	8.84x	0.9	9.4	9.7	53.2	2.9	100.6	24.3
Farmers & Merchants Bancorp	FMAO	OH	$31.75	$352.6	$1,465.7	2.13x	20.20x	1.2	9.7	11.7	62.3	3.8	92.5	10.1
Farmers National Banc Corp.	FMNB	OH	$14.78	$410.5	$2,356.1	1.79x	11.59x	1.5	13.1	9.9	58.2	3.8	89.2	9.0
First Business Financial Services	FBIZ	WI	$23.99	$209.9	$2,005.6	1.21x	9.49x	1.0	10.6	8.7	76.0	3.8	110.3	7.4
First Savings Financial Group	FSFG	IN	$58.25	$136.6	$1,129.7	NA	10.39x	1.2	12.9	NA	69.7	4.0	93.7	19.6
Heartland BancCorp	HLAN	OH	$82.00	$127.9	$1,064.2	1.41x	12.33x	1.2	12.6	11.0	63.0	3.9	92.7	32.9
LCNB Corp.	LCNB	OH	$16.99	$226.2	$1,632.4	1.41x	12.99x	1.1	8.2	10.2	61.0	3.7	89.6	12.1
Level One Bancorp, Inc.	LEVL	MI	$24.95	$193.3	$1,456.6	1.32x	12.37x	1.1	10.1	10.1	68.5	3.9	98.2	34.2
Macatawa Bank Corporation	MCBC	MI	$10.42	$354.7	$1,925.9	1.79x	11.98x	1.5	15.3	10.3	56.6	3.4	85.6	23.1
Mackinac Financial Corporation	MFNC	MI	$15.74	$169.1	$1,317.0	1.30x	16.06x	0.8	7.2	10.1	69.7	4.5	NA	5.4
MBT Financial Corp.	MBTF	MI	$10.38	$239.1	$1,333.5	NA	27.08x	0.7	7.0	9.8	62.1	3.7	64.8	5.6
MutualFirst Financial, Inc.	MFSF	IN	$30.50	$263.0	$2,064.1	1.42x	12.97x	1.0	10.3	9.1	66.8	3.5	96.4	12.1
SB Financial Group, Inc.	SBFG	OH	$18.45	$119.2	$1,021.3	1.20x	12.51x	1.2	8.9	9.9	70.5	4.0	94.5	3.1
Waterstone Financial, Inc.	WSBF	WI	$16.70	$467.7	$1,928.7	NA	14.96x	1.6	7.5	NA	77.4	3.0	133.0	5.6
Average:				**$258.2**	**$1,634.5**	**1.53x**	**14.82x**	**1.1**	**10.0**	**10.0**	**64.1**	**3.7**	**96.3**	**13.2**
Median:				**$239.1**	**$1,545.0**	**1.41x**	**12.97x**	**1.2**	**10.1**	**10.0**	**63.3**	**3.8**	**95.5**	**10.1**

Additionally, we believe Middlefield’s increasing cost of core funding is not just a function of rate increases, but also the fact the Bank’s loan / deposit ratio (96.5%) allows for little room to grow the loan portfolio without significantly increasing funding costs.
As part of CEO Tom Caldwell’s belief that the Bank has earned its independence, he asserted that the Bank’s financial performance and ability to generate strong ROAE’s represent evidence of the “right to independence”. However, as you can see below, this claim is a far cry from the truth as MBCN’s ROAE has ranked in the bottom half of the Midwest Banking peer group in 2016, 2017, 2018 and on an LTM basis.

We are currently a shareholder and serve on the board of Wayne Savings (“WAYN”), which is a much smaller bank with $478 million of assets.  Despite being smaller, Wayne Savings current ROAE is 13.2% (up from 7.4% when we joined the board at the end of 2017).  As a result of these improvements, WAYN was able to successfully defend itself in multiple proxy contests by a notable bank activist.  Of course, WAYN’s turnaround should be credited to no one other than the CEO they hired in August 2017, Jay VanSickle.
Perhaps if Middlefield’s board shares Tom’s views on remaining independent, then it could look at WAYN as an example of an alternative means to maximize value, which would be new senior leadership from a different organization that would come in hungry with a fresh perspective and would be far more likely to move with the sense of urgency so badly lacking today at the Bank.
Value of Middlefield in a Sale
In light of MBCN’s prolonged underperformance, and the fact that despite generally positive operating results, the market has provided little reward to the Bank’s shareholders, we strongly urge the board to hire an investment bank to explore strategic alternatives.  This process could include a multitude of strategic options, but the notion of Middlefield buying other banks with its discounted currency seems far-fetched and potentially financially irresponsible.
In a sale scenario, we believe Middlefield could be worth anywhere from $65 - $75 per share.  This valuation speaks to Middlefield’s high scarcity value as one of only six Ohio banks with assets between $1 - $2 billion. We have spoken to potential buyers who have indicated they would pay a material premium from today’s price to acquire MBCN. The three year National and Midwest median transaction multiples of 1.95x and 2.20x TBV indicate that MBCN could be worth between $68 - $77 in a transaction representing a premium of 67% - 89%.
In addition to comparable M&A transactions, we also valued the Bank based on an adjusted earnings basis (which is the synergy adjusted earnings to the buyer).

We strongly believe the sale valuation range of $65 - $75 is achievable and represents a significant premium to all shareholders. We would like to remain constructive with the Board as such we are more than happy to meet in person to discuss our views in greater detail or are available any time for a call.
Middlefield staying the course in a late cycle economy is not in in the best interests of shareholders.  Additionally, considering the final measurement date for the Russell 2019 is May 10th, we strongly encourage the board to utilize the open buyback authorization to repurchase shares immediately.

Sincerely,
Fred DiSanto
Chief Executive Officer and Executive Chairman
Ancora Advisors LLC